Filed by First Merchants Corporation pursuant to Rule 425 under the Securities Act of 1933 Subject Company: First Merchants Corporation Commission File No.:
0-17071

                          [Lincoln Bancorp Letterhead]

September 8, 2008

Dear Shareholder:

In case you missed our recent press release regarding our pending merger with First Merchants Corporation, we wanted to provide some information directly to you. We are very excited about this strategic decision and believe it holds benefits for you, our shareholders, as well as our employees and our customers. In exchange for your Lincoln common shares, you will have the opportunity to choose either 0.7004 shares of First Merchants common stock or $15.76 in cash for each Lincoln common share you own. However, no more than 3,576,417 shares of First Merchants' common stock and no more than $16,800,000 in cash may be paid to all Lincoln shareholders in the merger, and there may be re-allocations of cash and stock to certain Lincoln shareholders if either threshold is exceeded. Your election will likely be made in the fourth quarter of 2008 at approximately the same time we seek approval of the merger by Lincoln's shareholders,.

First Merchants is a multi-bank financial holding company headquartered in Muncie, Indiana. First Merchants has $3.8 billion in assets, including four independently-managed affiliate banks, a trust company and insurance brokerage companies. First Merchants Corporation common stock is listed on the NASDAQ Global Select Market under the symbol "FRME." The press release about the proposed merger can be accessed from our website, lincolnbankonline.com.

Because of the significance of this transaction, we can only provide detailed written information about the merger through documents that will be reviewed by the Securities and Exchange Commission prior to mailing to you. These documents will likely be mailed to shareholders in the fourth quarter of this year.

First Merchants will be filing a document with the SEC called a Registration Statement concerning the merger, which will include the merger proxy statement/prospectus that will be mailed to you. WE URGE YOU TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge, when filed, at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by First Merchants will be available free of charge from the Secretary of First Merchants at 200 East Jackson Street, Muncie, Indiana 47305-2814, telephone (765) 747-1522. Documents filed with the SEC by Lincoln will be available free of charge from the Secretary of Lincoln at 905 Southfield Drive, Plainfield, IN 46168, telephone (317) 839-6539. YOU SHOULD READ THE MERGER PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. Copies of all recent proxy statements and annual reports are also available free of charge from the respective companies by contacting the company secretary.

Lincoln and First Merchants and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the merger. INFORMATION ABOUT SUCH PERSONS MAY BE OBTAINED THROUGH THE SEC'S WEBSITE FROM THE DEFINITIVE PROXY STATEMENT FILED WITH THE SEC ON MARCH 19, 2008, WITH RESPECT TO FIRST MERCHANTS, AND THE DEFINITIVE PROXY STATEMENT FILED WITH THE SEC ON MARCH 13, 2008, WITH RESPECT TO LINCOLN.

Please call us at 317-839-6539 if you have any questions or concerns.

Sincerely,
/s/ Jerry R. Engle
Jerry R. Engle
President and CEO